SEC
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Washington, DC
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[redacted]

12010271

UNITED STATES
SECURITIES AND EXCHANGE COMI
Washington, D.C. 20549

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19
2/29/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~67019~~ 68010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** (MM/DD/YY) AND ENDING **DECEMBER 31, 2011** (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WORDEN CAPITAL MANAGEMENT LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue, Suite 240
Lake Success, NY 11042

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Depietto CPA PC
(Name - *if individual, state last, first, middle name*)

1981 Marcus Ave, Suite C114 (Address) **Lake Success** (City) **NY** (State) **11042** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gb 3/1/12

OATH OR AFFIRMATION

I, **Jamie Worden**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Worden Capital Management LLC** as of **DECEMBER 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Member, CEO
Title

Notary Public

KAREN KLEIN GOLDSTICK
Notary Public, State of New York
No 4842806
Qualified in Nassau County
Commission Expires Oct. 31 20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 24 2012

Washington DC
123

WORDEN CAPITAL MANAGEMENT LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

WORDEN MANAGEMENT CAPITAL LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Contents

DEPIETTO CPAs PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member of
Worden Capital Management LLC

We have audited the accompanying statement of financial condition of Worden Management LLC (the "Company") as of December 31, 2011 and the related statements of operation, changes in member equity, and cash flows for the period then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worden Capital Management LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

DePietto CPA's P.C.

DePietto CPAs PC
Lake Success, New York
February 16, 2012

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

WORDEN CAPITAL MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

Assets		
Cash	$	855,531
Deposits with clearing organization		25,000
Receivables from clearing organization		85,380
Prepaid expenses		36,322
Property, Furniture & Equipment, at cost less accumulated depreciation of $17,589)		28,330
Security deposits		12,840
Intangible assets, at cost less accumulated amortization of $1320)		880
Other assets		6,139
Total assets	$	1,050,422
Liabilities and member equity		
Liabilities:		
Accounts payable	$	52,940
Other current liabilities		3,808
Total liabilities		56,748
Member equity		993,674
Total liabilities and member equity	$	1,050,422

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

WORDEN CAPITAL MANAGEMENT LLC

STATEMENT OF OPERATIONS

For the Period Ended December 31, 2011

Revenues:		
Commissions		$ 2,778,747
Commission from private placement		5,000
Postage income		100,827
Interest income		244,783
Total Revenues		3,129,357
Expenses:		
Clearing fees	100,242	
Compensation and benefits	1,634,723	
Data processing	55,472	
Depreciation and amortization expense	7,346	
Legal & professional fees	45,000	
Office expense	55,686	
Regulatory expense	38,354	
Rent	76,552	
Other expenses	67,255	
Total expenses		2,080,630
Net Income		$ 1,048,727

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

WORDEN CAPITAL MANAGEMENT LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

For the period ended December 31, 2011

Member equity - January 1, 2011	$ 601,947
Member distributions	(657,000)
Net income	1,048,727
Member equity - December 31, 2011	$ 993,674

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

WORDEN CAPITAL MANAGEMENT LLC

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2011

Cash flows from operating activities	
Net income	$ 1,048,727
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization expense	7,346
Changes in assets and liabilities	
Increase (decrease) in operating assets and liabilities:	
Receivable from clearing organization	208,116
Prepaid expenses	(14,012)
Other assets	(6,139)
Accounts payable	(75,124)
Other current liabilities	(11,019)
Net cash provided by operating activities	1,157,895
Cash flows from investing activities	
Purchase of fixed assets	(873)
Net cash used in investing activities	(873)
Cash flows from financing activities:	
Member distributions	(657,000)
Net cash provided by financing activities	(657,000)
Net increase in cash	500,022
Cash - beginning of year	355,509
Cash - end of year	$ 855,531

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

WORDEN CAPITAL MANAGEMENT LLC
Notes to Financial Statements
December 31, 2011

NOTE 1: Nature of Business

Organization

Worden Capital Management LLC (The "Company") is a limited liability company registered in the State of New York. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2: Summary of Significant Accounting Policies

a) Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, The FASB Accounting Standards and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds and U.S. treasury obligations to be cash and cash equivalents.

<u>Concentration of Credit Risk</u>
Financial instruments that potentially subject the organization to concentrations of credit risk consist of cash accounts in financial institutions, which at certain times exceed federally insured limits. As

WORDEN CAPITAL MANAGEMENT LLC
Notes to Financial Statements
December 31, 2011

NOTE 2: Summary of Significant Accounting Policies (cont.)

b) Cash and Cash Equivalents

of October 3, 2008 the Federal Deposit Insurance Corporation (FDIC) increased its limits from $100,000 to $250,000. At December 31, 2011, the one account exceeded the insured limits by $605,531.

c) Income Taxes

The company operates as a single member limited liability company for tax purposes. All income and losses are reported by the sole member on the entities tax return. Therefore, all income taxes are the responsibility of the sole member.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2011, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

d) Property and Equipment

Furniture, fixtures and equipment are carried at cost, net of accumulated depreciation. Furniture and fixtures and equipment as well as additions are depreciated on a straight-line basis using their estimated useful lives.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

e) Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Legent Clearing ("Legent"). The Company's clearing and execution agreement provides that Legent's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Legent records customer transactions on a settlement date basis, which is generally three business days after the trade date. Legent is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Legent may have to purchase or sell the underlying financial instruments at prevailing

WORDEN CAPITAL MANAGEMENT LLC
Notes to Financial Statements
December 31, 2011

NOTE 2: Summary of Significant Accounting Policies (cont.)

e) Significant Credit Risk

market prices in order to satisfy its customer-related obligations. Any loss incurred by Legent is charged back to the Company.

The Company, in conjunction with Legent, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Legent establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

f) Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 3: Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. As per page 11 and 12, the company's current requirement is $5,000. At December 31, 2011, the Company had a net capital of $904,676 which was $899,676 in excess of its required net capital of $5,000. The Company's net capital ratio was .0627 to 1.

NOTE 4: Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

NOTE 5: Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

WORDEN CAPITAL MANAGEMENT LLC
Notes to Financial Statements
December 31, 2011

NOTE 6: Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to a clearing broker for a split of the commissions earned.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

NOTE 7: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition for the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business.

NOTE 8: Exemption Provisions

The Company has elected an exemption from Rule 15c3-3 based on section(2)(ii), which states "All customer transactions be cleared through another broker-dealer on a fully disclosed basis. The clearing company being used is Legent Clearing.

WORDEN CAPITAL MANAGEMENT LLC
Notes to Financial Statements
December 31, 2011

NOTE 9: Commitment and Contingencies

The Company is obligated under the terms of a lease for the period December 1, 2009 through April 30, 2012. The Company's lease will be amended pending relocation date of May 1, 2012, and the terms of the new lease obligation will be for the period May 1, 2012 through June 30, 2017. The following are the future payments:

Year	Rent expense
2011	$ 92,000
2012	$ 92,000
2013	$ 79,118
2014	$ 81,887
2015-2017	$ 263,261
Total	$ 608,266

The rent expense for the year ended December 31, 2011 was $76,552.

NOTE 10: Subsequent events

We have evaluated all events or transactions that occurred from December 31, 2011 through February 16, 2012 the date our financial statements were available to be issued.

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS